IPORUSSIA, INC.
                       12 Tompkins Avenue
                     Jericho, New York 11753



                         March 21, 2007



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549


Re: Application for withdrawal of the Registration Statement on Form S-8 of IPORussia, Inc.; File No.: 333-123899


Ladies and Gentlemen:

       The Registrant hereby applies for withdrawal of its registration statement on Form S-8, Commission File Number 333-123899, filed on April 16, 2005 registering the Issuer's 2002 Stock Option Plan. The Registrant states that no securities were sold and no underlying Common Stock was issued under its 2002 Stock Option Plan in connection with the S-8 Registration Statement.

      IPORussia, Inc. submits this application for withdrawal on the grounds that it has recently cancelled the 2002 Stock Option
Plan.


                                   IPORussia, Inc.


                              By: /s/Vladimir Kuznetsov
                                   ----------------------------
                                   Vladimir Kuznetsov, President